December 19, 2005

G. Darcy Klug
Executive Vice President
OMNI Energy Services Corp.
4500 N.E. Evangeline Thruway
Carencro, Louisiana 70520

Re:	OMNI Energy Services Corp.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed December 13, 2005
	File No. 333-129138

	Form 10-K for the year ended December 31, 2004
	Filed April 18, 2005, as amended
	File No. 0-23383

Form 10-Q for the quarters ended June 30, 2005 and September 30,
2005
	Filed August 15, 2005 and November 14, 2005

Dear G. Darcy Klug:

      We have limited our review of the above filings and your response letter dated December 13, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. Please acknowledge that as your negotiations move forward with acquiring Preheat, Inc., you will assess the probability of such acquisition according to Section 506.02(c)(ii) of the Financial
Reporting Codification to help determine the appropriate application of Rule 3-05 of Regulation S-X.

Form 10-K for the year ended December 31, 2004

2. It appears prior comment 2 was unclear. Please amend your Form 10-K to include the disclosure required by Item 308(c) of Regulation
S-K, as well as ensure this disclosure appears in all future filings in which it is required.

Form 10-Q for the quarters ended June 30, 2005 and September 30,
2005

3. We note in your response to prior comment 3 that there were changes in your internal control over financial reporting. Thus, please amend each Form 10-Q to state clearly that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
4. Please confirm to us that you will disclose in your next periodic report that you hired an experienced certified public accountant to serve as the Director of Financial Reporting.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or me at (202)
551-
3740 with any questions. Direct all correspondence to the following
ZIP code:  20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn

            via facsimile
      David Taylor
            Locke Liddell & Sapp LLP
            (713) 223-3717
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G. Darcy Klug
OMNI Energy Services Corp.
December 19, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010